Exhibit 99.2
BURNING ROCK BIOTECH LIMITED

F-1

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents		1,431,317	1,148,597	171,481
Restricted cash		7,795	4,453	665
Short-term investments		63,757	—	—
Accounts receivable (net of allowances of RMB39,166 and RMB44,823 (US$6,692) as of December 31, 2021 and June 30, 2022, respectively . )	5	92,197	100,960	15,073
Contract assets	6	42,391	44,593	6,657
Inventories , net	7	123,210	129,637	19,355
Prepayments and other current assets	8	60,279	34,845	5,205

Total current assets		1,820,946	1,463,085	218,436

Non-current assets:
Equity method investment		910	733	109
Convertible note receivable		—	5,000	746
Property and equipment, net	9	325,438	301,249	44,975
Operating right-of-use-assets		81,007	66,655	9,951
Intangible assets, net		5,150	3,354	500
Other non-current assets		45,136	21,198	3,165

Total non-current assets		457,641	398,189	59,446

TOTAL ASSETS		2,278,587	1,861,274	277,882

F
-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB
279,601
and RMB
275,112
(US$
41,072
) as of December 31, 2021 and June 30, 2022, respectively):

Accounts payable		63,080	56,495	8,434
Deferred revenue		142,871	163,093	24,349
Accrued liabilities and other current liabilities		127,892	98,435	14,696
Customer deposits		972	1,052	157
Short-term borrowings		2,370	2,370	354
Current portion of operating lease liabilities		34,999	38,005	5,674

Total current liabilities		372,184	359,450	53,664

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB
38,232
and RMB
41,896
(US$
6,255
) as of December 31, 2021 and June 30, 2022, respectively):

Other non-current liabilities		11,776	37,242	4,830
Operating lease liabilities		49,316	32,349	5,560

Total non-current liabilities		61,092	69,591	10,390

TOTAL LIABILITIES		433,276	429,041	64,054

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(unaudited)
Commitments and contingencies	1 5

Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 87,784,001 shares and 88,116,172 shares issued and outstanding as of December 31, 2021 and June 30, 2022)		116	116	18

Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2021 and June 30, 2022)		21	21	3
Equity forward	10	—	(66,850)	(9,980)

Additional paid-in capital		4,280,956	4,431,603	661,621
Accumulated deficits		(2,228,713)	(2,752,238)	(410,898)
Accumulated other comprehensive loss		(207,069)	(180,419)	(26,936)

Total shareholders’ equity		1,845,311	1,432,233	213,828

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,278,587	1,861,274	277,882

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the six months ended June 30
	Notes	2021	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)
Revenues:
Revenues from services		164,414	185,581	27,707
Revenues from sales of products		69,488	80,789	12,061

Total revenues	3	233,902	266,370	39,768

Cost of revenues:
Cost of services		(46,731)	(66,462)	(9,923)
Cost of goods sold		(20,000)	(29,726)	(4,438)

Total cost of revenues		(66,731)	(96,188)	(14,361)

Gross profit		167,171	170,182	25,407

Operating expenses:
Research and development expenses		(185,485)	(211,608)	(31,592)
Selling and marketing expenses		(123,188)	(194,845)	(29,090)
General and administrative expenses (including related party amounts of RMB475 and RMB94 (US$14) for the six months ended June 30, 2021 and 2022, respectively.)	14	(232,389)	(292,049)	(43,602)

Total operating expenses		(541,062)	(698,502)	(104,284)

Loss from operations		(373,891)	(528,320)	(78,877)

Interest income		1,468	4,517	674
Interest expenses		(1,075)	90	13
Other expense, net (net off by related party income of RMB334 and nil for the six months ended June 30, 2021 and 2022, respectively.)		551	425	63
Foreign exchange (loss) gain, net		(503)	(153)	(23)

Loss before income tax		(373,450)	(523,441)	(78,150)

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the six months ended June 30
	Notes	2021	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)

Income tax expenses	1 2	(1,626)	(84)	(13)

Net loss		(375,076)	(523,525)	(78,163)

Net loss attributable to Burning Rock Biotech Limited’s shareholders		(375,076)	(523,525)	(78,163)
Loss per share for class A and class B ordinary shares:	1 3
Class A ordinary shares - basic and diluted		(3.60)	(4.98)	(0.74)
Class B ordinary shares - basic and diluted		(3.60)	(4.98)	(0.74)

Weighted average shares outstanding used in loss per share computation:	1 3
Class A ordinary shares - basic and diluted		86,742,880	87,357,120	87,357,120
Class B ordinary shares - basic and diluted		17,324,848	17,324,848	17,324,848

Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(20,900)	26,650	3,979

Total comprehensive loss		(395,976)	(496,875)	(74,184)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders		(395,976)	(496,875)	(74,184)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021	104,781,929	137	—	4,006,616	(1,418,160)	(167,589)	2,421,004
Net loss	—	—	—	—	(375,076)	—	(375,076)
Other comprehensive income	—	—	—	—	—	(20,900)	(20,900)
Issuance of restricted shares	2,424	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(16,233)	—	—	(1,629)	—	—	(1,629)
Purchase of treasury stock	(61,026)	—	(4,270)	—	—	—	(4,270)
Exercise of options (note 1 1 )	85,903	—	—	—	—	—	—
Adoption of ASC 326	—	—	—	—	(13,856)	—	(13,856)
Share-based compensation (note 11)	—	—	—	168,167	—	—	168,167

Balance as of June 30, 2021 (unaudited)	104,792,997	137	(4,270)	4,173,154	(1,807,092)	(188,489)	2,173,440

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficit		Accumulated other comprehensive (loss) income	Total shareholders’ equity
	Number of shares	Amount				Equity forward
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	105,108,849	137	—	4,280,956	(2,228,713)	—	(207,069)	1,845,311
Net loss	—	—	—	—	(523,525)	—	—	(523,525)
Other comprehensive income	—	—	—	—	—	—	26,650	26,650
Refund of consideration for Employee Share Incentive Program	(73,489)	—	—	(3,385)	—	—	—	(3,385)
Purchase of treasury stock	—	—	(3,258)	—	—	—	—	(3,258)
Equity forward contract (note 10)	—	—	—	—	—	(66,850)	—	(66,850)
Exercise of options (note 1 1 )	405,661	—	3,258	(3,258)	—	—	—	—
Share-based compensation (note 11)	—	—	—	157,290	—	—	—	157,290

Balance as of June 30, 2022 (unaudited)	105,441,021	137	—	4,431,603	(2,752,238)	(66,850)	(180,419)	1,432,233

Balance as of June 30, 2022 (US$) (unaudited)	105,441,021	21	—	661,621	(410,898)	(9,980)	(26,936)	213,828

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(375,076)	(523,525)	(78,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,652	60,154	8,981
Allowance for credit losses	3,054	16,677	2,490
Inventory write down	1,697	7,007	1,046
Loss on disposal of equipment	13	1,113	166
Share of loss from equity method investee	143	217	32
Share-based compensation	168,167	157,290	23,483
Non-cash operating lease expenses	12,756	19,739	2,947
Derecognition of right of use assets and lease liability	—	(137)	(20)

Changes in operating assets and liabilities:
Inventories	(55,299)	(10,948)	(1,634)
Accounts receivable	(344)	(14,420)	(2,153)
Contract assets	(12,282)	(13,317)	(1,988)
Prepayments and other current assets	(22,461)	25,554	3,815
Amounts due from related parties	(416)	—	—
Other non-current assets	—	24,187	3,611
Accounts payable	9,315	3,877	579
Deferred revenue	27,115	20,222	3,019
Accrued liabilities and other current liabilities	(1,305)	(29,457)	(4,399)
Customer deposits	(78)	80	12
Deferred government grants	(263)	—	—
Operating lease liabilities	(8,531)	(19,584)	(2,924)
Other non-current liabilities	—	21,637	3,230

Net cash u sed in operating activities	(232,143)	(253,634)	(37,870)

Cash flows from investing activities:
Proceeds from maturity of short-term investments	323,335	65,598	9,794
Proceeds from disposal of equipment	2,559	352	53
Prepayment for property and equipment	—	(7,901)	(1,180)
Purchase of property and equipment	(104,822)	(35,137)	(5,243)
Purchase of intangible assets	(320)	(194)	(29)
Investment in convertible loan	—	(5,000)	(746)

Net cash generated from investing activities	220,752	17,718	2,649

F-

BURNING ROCK BIOTECH LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)
Cash flows from financing activities:
Purchase of equity forward	—	(66,850)	(9,980)
Purchase of treasury shares	(4,270)	(3,258)	(486)
Refund of consideration for Employee Share Incentive Program	(1,629)	(3,385)	(505)
Finance lease payments	(2,647)	—	—
Repayment of long-term borrowings	(4,577)	—	—

Net cash used in financing activities	(13,123)	(73,493)	(10,971)

Effect of exchange rate on cash, cash equivalents and restricted cash	(17,427)	23,347	3,484

Net decrease in cash, cash equivalents and restricted cash	(41,941)	(286,062)	(42,708)

Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	214,854

Cash, cash equivalents and restricted cash at the end of period	1,883,265	1,153,050	172,146

Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	3,186	10,462	1,562
Purchase of property and equipment included in other non-current assets	(4,170)	7,794	1,164
Derecognition of right-of-use asset and lease liability	—	137	20
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	1,852,927	1,148,597	171,481
Restricted cash	30,338	4,453	665

Total cash, cash equivalents and restricted cash shown in the condensed consolidated balance sheets	1,883,265	1,153,050	172,146

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-1
0

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION
Burning Rock Biotech Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 10, 2014. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, the variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, together with its subsidiaries, the VIE and the VIE’s subsidiaries (collectively, the “Group”) are principally engaged in developing and providing cancer therapy selection tests in the People’s Republic of China (the “PRC” or “China”).
There was no change to the Company’s principal subsidiaries, the VIE and the VIE’s subsidiaries since December 31,
2021
.
To comply with PRC laws and regulations which prohibit and restrict foreign ownership of business involving the development and application of genomic diagnosis and treatment technology, the Group conducts its business in the PRC principally through the VIE and the VIE’s subsidiaries. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”).
Despite the lack of majority ownership, the Company through the wholly foreign owned entity (“the WFOE”) has effective control of the VIE through a series of contractual arrangements (the “VIE agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits that potentially could be significant to the VIE. The WFOE was the primary beneficiary of the VIE through October 2019 and the Company has replaced the WFOE as the primary beneficiary of the VIE since October 2019. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation
S-X-3A-02
and Accounting Standards Codification (“ASC”) Topic
810-10
(“ASC
810-10”),
Consolidation: Overall
.

F-1
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s unaudited interim condensed consolidated balance sheet:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Cash and cash equivalents	185,850	332,367	49,621
Restricted cash	—	2,892	432
Accounts receivable (net of allowances of RMB38,922 and RMB44,566 (US$6,654) as of December 31, 2021 and June 30, 2022, respectively)	92,197	100,960	15,072
Contract assets	42,391	44,593	6,657
Inter-company receivables*	75,560	214,874	32,080
Inventories	119,257	120,952	18,058
Prepayments and other current assets	40,957	17,388	2,596

Total current assets	556,212	834,026	124,516

Property and equipment, net	42,623	58,285	8,702
Intangible assets, net	633	375	56
Other non-current assets	8,346	10,227	1,527
Operating right-of-use assets	51,630	41,875	6,252

Total non-current assets	103,232	110,762	16,537

TOTAL ASSETS	659,444	944,788	141,053

Accounts payable	27,102	19,925	2,975
Deferred revenue	133,489	163,095	24,349
Inter-company payables*	897,633	1,397,180	208,593
Accrued liabilities and other current liabilities	89,976	62,557	9,339
Customer deposits	972	484	72
Short-term borrowing	2,370	2,370	354
Current portion of operating lease liabilities	25,692	26,681	3,983

Total current liabilities	1,177,234	1,672,292	249,665

Deferred government grant
Other non-current liabilities	8,563	24,034	3,588
Non-current portion of operating lease liabilities	29,669	17,862	2,667

Total non-current liabilities	38,232	41,896	6,255

TOTAL LIABILITIES	1,215,466	1,714,188	255,920

*	Inter-company receivables/payables represent balances of the VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

F-1
2

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION (CONTINUED)

As of December 31, 2021, and June 30, 2022, there were no pledges or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settle obligations of the VIE and VIEs’ subsidiaries. The amounts of the net liabilities of the VIE and subsidiaries of the VIE were
RMB556,022 and RMB769,398 (US$114,871) as of December 31, 2021, and June 30, 2022, respectively. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the periods presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.
The unaudited interim condensed financial statements have been prepared on the same basis as the audited consolidated financial statements for the year ended December 31, 2021 and, in the opinion of management, reflect all normal recurring adjustments, necessary to present a fair statement of the results for the interim periods presented. Results of the operations for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future annual or interim period. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.6981 per US$
1.00
on June 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

F-1
3

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affected the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for credit losses, inventory provision, standalone selling prices of performance obligations, the useful lives and impairment of long-lived assets, breakage income and incremental borrowing rates for lease liabilities. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Actual results could differ materially from those estimates.
Accounts receivable, contract assets and allowance for credit losses

The Group records the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “General and administrative expenses” in the condensed consolidated statements of comprehensive loss. The Group assesses credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The Group applies a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect the Group’s ability to collect from customers. The Group writes off accounts receivable and contract assets are deemed uncollectible when after all collection efforts have ceased.

4

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract liabilities

The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services.
Deferred revenue increased RMB20,222 (US$3,019) compared to the year ended December 31, 2021 is a result of the increase in consideration received from the Group’s customers. The Group receives payments from customers based on a billing schedule as established in contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB18,845 and RMB14,101
(US$2,105) for the six months ended June 30, 2021 and 2022, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2021 and June 30, 2022 were RMB199,354 and RMB 356,887(US$53,282), respectively. RMB203,955 (US$30,450) of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue after one year are related to pharma research and development services. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
Significant accounting policies
For a more complete discussion of the Company’s significant accounting policies and other information, the unaudited interim condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021.
There have been no material changes to the Company’s significant accounting policies as of and for the six months ended June 30, 2022, as compared to the significant accounting policies described in the Annual Report.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING
The Group had three operating segments, including the central laboratory business, the in-hospital
business and pharma research and development services for the six-months
ended June 30, 2022 and 2021. The operating segments also represented the reporting segments. The Group’s CODM assesses the performance of the operating segments based on the measures of revenues, cost of revenue and gross profit by the central laboratory business, the in-hospital
business and pharma research and development services. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the six months ended June 30, 2022 and 2021 is as follows:

	For the six months ended June 30,2021				For the six months ended June 30,2022
	Central laboratory business	In-hospital business	Pharma research and development services	Total	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Revenues from services	154,560	8	9,846	164,414	152,808	2,345	30,428	185,581	27,707
Revenues from sales of products	—	69,488	—	69,488	—	80,789	—	80,789	12,061

Total revenues	154,560	69,496	9,846	233,902	152,808	83,134	30,428	266,370	39,768

Cost of revenues	(40,667)	(20,000)	(6,064)	(66,731)	(44,659)	(29,726)	(21,803)	(96,188)	(14,361)

Gross profit	113,893	49,496	3,782	167,171	108,149	53,408	8,625	170,182	25,407

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	FAIR VALUE MEASUREMENTS
The Group applies ASC 820,
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The carrying amounts of cash and cash equivalent, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amounts of long-term borrowings and lease liabilities approximate their fair values since they bear interest at rates which approximate market interest rates.

The Group did not transfer any assets or liabilities in or out of Level 3 during the six months ended June 30, 2021 and 2022. As of December 31, 2021 and June 30, 2022, there was no warrants outstanding. Therefore, there was no asset or liability measured at fair value using Level 3 unobservable inputs on a recurring basis as of December 31, 2021 and June 30, 2022.
There were no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2021 and June 30, 2022.

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

5	ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Accounts receivable	131,363	145,783	21,765
Allowance for credit losses	(39,166)	(44,823)	(6,692)

	92,197	100,960	15,073

The changes in the allowance for credit losses were as follows:

	For the six months ended June 30
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)

Balance at beginning of the period	24,215	39,166	5,847
Adoption of ASC 326	11,358	—	—
Provisions	(937)	5,657	845

Balance at end of the period	34,636	44,823	6,692

6	CONTRACT ASSETS

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Contract assets	56,869	70,186	10,478
Allowance for credit losses	(14,478)	(25,593)	(3,821)

	42,391	44,593	6,657

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	CONTRACT ASSETS (CONTINUED)

The changes in the allowance for credit losses were as follows:

	For the six months ended June 30
	2021	2022
	RMB	RMB	US$
		(unaudited)

Balance at beginning of the period	3,497	14,478	2,162
Adoption of ASC 326	2,383	—	—
Provisions	4,088	11,115	1,659

Balance at end of the period	9,968	25,593	3,821

7	INVENTORIES, NET

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Raw materials	82,455	90,957	13,580
Work in progress	7,902	10,220	1,526
Finished goods	35,481	38,095	5,687
Inventory provision	(2,628)	(9,635)	(1,438)

	123,210	129,637	19,355

8	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Deductible input VAT	23,232	17,828	2,663
Prepayments	30,695	10,746	1,605
Advance to employees	—	1,673	250
Deposits	1,874	2,158	322
Interest receivables	111	405	60
Employee loan (i)	3,500	—	—
Others (ii)	867	2,035	305

	60,279	34,845	5,205

(i)	On March 16, 2021 the Group extended a loan to an employee with principal amount of RMB3,500 (US$523) at simple annual interest rate of 3.08%. The loan was repaid in February 2022.
(ii)
Certain financial assets included in others, net of the allowance for credit losses of
RMB95 and nil as of December 31, 2021 and June 30, 2022, respectively. Cumulative effect of adopting ASC 326 on
January 1, 2021
of other current assets was RMB115 (US$17)
. Reversal of provision
were RMB97
and RMB95
(US$14) for the six months ended June 30, 2021 and 2022, respectively.

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)
Machinery and laboratory equipment	231,289	246,389	36,785
Vehicles	2,812	2,808	419
Furniture and tools	15,723	16,756	2,502
Electronic equipment	48,068	49,937	7,455
Leasehold improvements	161,037	161,691	24,140
Construction in progress	27,555	40,062	5,981

	486,484	517,643	77,282
Accumulated depreciation	(161,046)	(216,394)	(32,307)

	325,438	301,249	44,975

Depreciation
expenses recognized for the six months ended June 30, 2021 and 2022 were
RMB20,614
,

and RMB57,953 (US$8,652), respectively.

F
-2
0

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	EQUITY FORWARD
On June 21, 2022, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase up to US$10,000 its Class A ordinary shares in the form of its ADS during a 12-month period (the “Share Repurchase Program”). The Company entered an accelerated share repurchase (“ASR”) agreement with Bank of America, pursuant to which it prepaid US$10,000 with the repurchase price determined by the volume-weighted average price (“VWAP”) of the Company’s ADS over the term of the ASR. The settlement date of this contract was August 23, 2022.
The Company evaluated and concluded the ASR agreement was an equity classified forward contract pursuant to ASC 815-40-25-10 and recognized the contract notional amount as contra-equity in the statement of changes in shareholder equity for the six months ended June 30, 2022

1 1	SHARE-BASED COMPENSATION
Total share-based compensation expenses recognized for the six months ended June 30, 2021 and 2022 were as follows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)

Cost of revenues	745	806	120
Research and development expenses	43,230	24,222	3,616
Selling and marketing expenses	5,442	3,932	587
General and administrative expenses	118,750	128,330	19,159

	168,167	157,290	23,483

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	INCOME TAXES
For interim income tax reporting, the Group computed an estimate annual effective tax rate (“EAETR”) and apply it to year-to-date

ordinary income (loss), exclusive of discrete items. Tax jurisdictions with a projected or year-to-date loss for which a tax benefit cannot be realized are excluded
. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the interim period in which they occur.
The Group recorded
income tax expenses of

RMB84
(US$13)
, representing effective tax rate of
nil
for
the
six months ended June 30, 2022 compared to

RMB1,626
 for
the
six months ended June 30, 2021. The primary difference between the PRC statutory tax rate of
15
% for qualified high-tech enterprise and the effective tax rate for the
 six months ended June 30, 2022 are primarily due to permanent book to tax adjustments such as super
R&D deduction netted with nondeductible entertainment expense and stock compensation expense
.
As of June
 30, 2022, there was no significant impact from tax uncertainties on the Group’s unaudited interim condensed consolidated financial statements. The Group did not record any interest and penalties related to an uncertain tax position for the six months ended June 30, 2021 and 2022. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.
In general,
the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 2017 through 2021 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 3	LOSS PER SHARE
Basic and diluted loss per share for the six months ended June 30, 2021 and 2022 are calculated as follows:

	For the six months ended June 30,
	2021		2022
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
	(unaudited)		(unaudited)

Numerator:

Net loss attributable to ordinary shareholders	(312,635)	(62,441)	(436,882)	(65,227)	(86,643)	(12,936)

Denominator:
Weighted-average number of ordinary shares outstanding	87,470,332	17,324,848	87,909,137	87,909,137	17,324,848	17,324,848

Effect of unvested restricted shares	(727,452)	—	(552,017)	(552,017)	—	—

Weighted average number of ordinary shares outstanding – basic and diluted	86,742,880	17,324,848	87,357,120	87,357,120	17,324,848	17,324,848

Loss per share - basic and diluted	(3.60)	(3.60)	(4.98)	(0.74)	(4.98)	(0.74)

For the six months ended June 30, 2021 and 2022, the
two-class
method was applied to the outstanding Class A and Class B ordinary shares. The unvested restricted shares were excluded from the computation of weighted-average number or ordinary shares outstanding because the Group is in a loss position and the holders of the restricted shares do not have an obligation to fund losses of the Group. The effects of all outstanding share options were excluded from the computation of diluted loss per share for the six months ended June 30, 2021 and 2022 as their effects would be anti-dilutive.

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 4	RELATED PARTY TRANSACTIONS
a) Related parties

Name of related parties	Relationship
Yusheng Han	Shareholder of the shareholder of the Company, Chief Executive Officer and director
Shaokun Chuai	Shareholder of the shareholder of the Company, Chief Operating Officer and director
EaSuMed Holding Ltd.	Equity method investee
Guangzhou Burning Rock Biological Engineering Co., Ltd.	Company controlled by the Founder
b) The Group had the following related party balance at the end of the periods:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(unaudited)

EaSuMed Holding Ltd.	212	—	—

Total amounts due from related parties	212	—	—

All the balances with a related party as of December 31, 2021 were unsecured. All outstanding balances are repayable on demand unless otherwise disclosed. No allowance for credit losses was recognized for the amounts due from related parties for the six months ended June 30, 2021 and 2022.

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 4	RELATED PARTY TRANSACTIONS (CONTINUED)

c) The Group had the following related party transactions:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)

Consulting service received from:

EaSuMed Holding Ltd.	475	94	14

Rental income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.(i)	97	—	—

Equipment usage service income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.(ii)	237	—	—

(i)
On April 1, 2021, the Group entered into a
one-year
sublease agreement on its office
with
a related party
and recorded RMB
97

in
other income for the six month ended June 30, 2021. The lease was early terminated on September 30, 2021
.

(ii)
On April 1, 2021, the Group entered into a contract to provide equipment usage service to its related party with a total contact amount of RMB997, of which RMB237 was recorded in other income for the six month ended June 30,

2021.
 The contract was early terminated on September 30, 2021.

1 5	COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
The Group has capital expenditure commitments for the laboratory leasehold improvements of RMB6,520 (US$973) as of June 30, 2022, which are scheduled to be paid within one year.
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

F-

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 6	RESTRICTED NET ASSETS
Under the PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. The Company’s restricted net assets from its PRC subsidiaries, the VIE and VIE’s subsidiaries, as determined pursuant to PRC GAAP, were RMB382,724 and RMB344,331 (US$51,407) as of December 31, 2021
and June 30, 2022, respectively.

17	SUBSEQUENT EVENTS
On August 23, 2022, the Company repurchased a total of 3,023,138 Class A ordinary shares in the form of ADSs upon settlement of the ASR program.

F-